

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended August 31, 2004

OR

[ ] Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the transition period from________ to __________

Commission File Number 000-29883


SEC MAIL
RECEIVED
PROCESSING
JAN 03 2005
WASH. D.C.
202
SECTION


IMPRESO

(Exact name of registrant as specified in its charter)

Delaware	75-2849585
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
652 Southwestern Blvd., Coppell, Texas	75019
(Address of principal executive offices)	(Zip code)

(972) 462-0100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12 (g) of the Act:

COMMON STOCK, $0.01 PAR VALUE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES_X_ NO ____

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ____ No _X

The aggregate market value of the voting stock held by non-affiliates of the registrant as of February 27, 2004, based upon the closing sale price of the Common Stock as reported on the NASDAQ Small Cap Market, was approximately $ 5,777,068

There were 5,278,780 shares of the registrant's Common Stock outstanding as of December 13, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference into Part III of this Form 10-K portions of its definitive Proxy Statement for its Annual Meeting of Shareholders on January 25, 2005. Except with respect to information specifically incorporated by reference into this Form 10-K, the Proxy Statement is not deemed to be filed as a part hereof.

Dear Fellow Shareholders:

This year our Company's net income rose approximately 64% to $1 million, while net income per share increased approximately 58% to $0.19 in the fiscal year ended August 31, 2004. EBITDA (earnings before interest, taxes, depreciation and amortization) remained stable at $4.2 million.

Our earnings per share for Fiscal 2004, increased 58% partially due to a non reoccurring event, a deferred tax benefit resulting from the sale of our California buildings. Other contributing factors were a reduction in interest expense due to our materially reduced inventory, and a lower SGA as a percentage of net sales, due to a cost savings plan implemented in September 2003 which included expense and commission reductions; layoffs; a hiring and wage freeze; reduced vacation and 401(k) benefits; and a prohibition on overtime.

In the stock tab paper converting segment of our business, we have experienced some significant customer losses with the increasingly competitive atmosphere of this mature and declining portion of our sales. As we look to the future, the engineering roll and small point of purchase rolls market have had excellent growth in the past few years and we are focusing on increasing and expanding our customer base and channels of distribution in these segments, as we devote fewer resources to maintaining or growing the stock tab business.

On December 1, 2004, Alexa Springs, Inc., our wholly owned subsidiary, executed a Water Supply Agreement and Real Estate Lease. The execution of these agreements signals the beginning of production at our water bottling facility in the Ouachita Mountains near Mt Ida, Arkansas. I am very excited about the start of production and anticipate a significant contribution to calendar 2005 annual revenues by the bottled water subsidiary. This venture is significant because it begins the diversification of our product offerings out of hard copy imaging supplies.

The introduction of water into our paper business is an ideal companion sale as the distribution model for our water products is very similar to our hard copy imaging products. Many customers who are currently purchasing from us also buy bottled water. The weight and dimensions of a pallet of water and paper, and therefore the costs, are comparable. Since we are already delivering our customers the paper products they require, we can piggyback a second sale of water on the same truck. Bottled water sales should expand our revenue from our existing customers. The bottled water business has experienced phenomenal growth in the past few years. We plan to effectively compete in the wholesale market by offering a quality product at a competitive price point.

As always, I would like to express our appreciation, on behalf of management and the Board of Directors, for the continued dedication and support of our employees, customers, vendors and shareholders.

Respectfully submitted,



Marshall Sorokwasz
Chairman, President and Chief Executive Officer

PART I

ITEM 1. BUSINESS

GENERAL

Impreso, Inc. is the holding company of TST/Impreso, Inc. ("TST"), a manufacturer and distributor to dealers and other resellers of various paper and film products for commercial and home use in domestic and international markets, Hotsheet.com, Inc., the owner of Hotsheet.com®, an online web reference directory, and Alexa Springs, Inc. ("Alexa") the company's natural spring water bottling subsidiary.

The primary operating company, TST, was founded in 1976. TST operates in the hard copy supply market, which encompasses those products used with a hard copy output or "imaging" device. Approximately 98% of TST's total output is initially sold domestically. Independent resellers purchase and may further distribute the products internationally. Through its four manufacturing facilities and 50 public distribution warehouse locations throughout the United States and in Quebec, Canada, TST manufactures and distributes its products under its own IMPRESO® label, generic labels and private labels. In April 1997, TST entered into a non-exclusive Trademark Licensing Agreement with International Business Machines Corporation ("IBM") for the manufacture and distribution of a selected line of paper products. In 2003, this agreement was extended to 2007. On December 1, 2004, International Business Machines, Inc ("IBM") and TST/Impreso, Inc. ("TST") agreed to terminate their Trademark Licensing Agreement.

The hard copy imaging business is a very competitive industry. Advances in hardware and imaging material technology have accelerated business and public consumption of new types of products and are changing the industry's customers, products and channels of distribution. TST has strategically located its distribution points so that it can deliver its products to customers in most major cities in the United States within 24 hours. TST has approximately 3,800 customers, ranging in size from small business forms dealers to large office product wholesalers with multiple offices and branches. An increasing segment of our customer base has been large and medium size mass merchants, including computer and office superstores. Our primary method of generating sales contacts is through our own sales force, manufacturers' sales representatives, extensive marketing programs, referrals and reputation.

Another subsidiary, Hotsheet.com, Inc., owns and operates the Hotsheet.com web portal. Hotsheet® is an internet website directory, or portal, specializing in listing popular and useful web destinations utilized by a wide general audience. The 11 primary categories provide over 500 links to premier sites. Hotsheet is unique due to the single-page presentation of the main directory.

Services provided by Hotsheet.com include Hotsheet Super Search, a "meta-search" that combines results from multiple web search engines and ranks them by relevance, and My Hotsheet, a unique method of bookmark management that lets users create their own personalized page of categorized favorite links. For the years ended August 31, 2004, 2003 and 2002, net sales of Hotsheet.com, Inc. amounted to $186,903, $158,755, and $122,629, respectively.

Our newest wholly owned subsidiary, Alexa Springs, Inc. will produce bottled natural spring water from the Ouachita Mountains near Mt Ida, Arkansas. Distribution of Alexa water is scheduled to begin in December 2004. Initially, we will sell the water in one-half liter bottles packaged in a shrunk wrapped 24 count case. The distribution model of the water project is identical to our paper products; the weight and width of the pallets of each are identical and the target customers are the same.

TST'S PRODUCTS

The product lines during the fiscal year ended August 31, 2004 ("Fiscal 2004") consisted of the following:

Continuous Computer Stock Business Forms. We maintain a wide variety of standard continuous computer stock business forms in various types of papers, formats for readability and contrast, and basis weights. Upon request, we occasionally produce customized forms for larger customers.

Thermal Facsimile Paper. Our thermal facsimile papers are suitable for use with all original equipment manufacturers' (OEM's) machines currently on the market and are warranted against damage that the paper may cause to a customer's thermal facsimile machine.

Cut Sheet Paper for use in Laser Printers, Copying Machines and Plain Paper Facsimile Machines. We convert cut sheet products, including IMPRESO Lazer Cut Sheets®.

Cut Sheet Paper for use in Ink Jet Printers. We manufacture two types of ink jet paper, coated and un-coated. Coated ink jet paper, in both glossy and matte, is designed for superior high resolution color graphics and photographic reproductions. Uncoated ink jet paper is primarily used for traditional monochrome applications.

Digital Photo Ink Jet Paper. Used for printing images from digital cameras, photo CD's, the Internet, or desktop scanners.

Gloss Coated Ink Jet Paper. Gloss coated on one side for brilliant, high-contrast color images with photographic detail and matte on the reverse side for text and graphics.

Gloss Opaque Ink Jet Film. A stable and long-lasting film for printing any ink-generated image. Its high gloss finish prints brilliant color images and its matte side prints text and graphics.

Ink Jet Coated Canvas. A textured product which creates the appearance of a painted surface.

Transparency Film for Ink Jet Printers. Clear film specially coated for smudge/bleed-free color or black ink jet imaging.

Transparency Film for Copier and Laser Printers. Overhead transparencies can be created using a plain paper copier and this film.

Transparency Film for Color Laser Printers. Designed specially for color laser applications; the unique coating controls absorption of color, creating high quality full color overhead transparencies.

T-Shirt Transfers. A computer and ink jet printer can create personalized designs for applications on various cotton materials.

Point of Sale and Cash Register Machine Rolls. Available in both thermal and plain paper.

Fine Cotton Business Stationery Line. Fine cotton business stationery for sale at the retail level.
High Speed Laser Roll Paper. High speed laser roll paper is specifically engineered for high speed roll fed printing systems, such as IBM's Infoprint® family of continuous-feed printing systems like the Infoprint 3000, Infoprint 4000, and Infoprint 4100. In addition, this paper can be used in Xerox® or OCE® systems. These rolls are used by companies, such as investment banking institutions and publishing companies, for variable data output applications, such as customized statements and book publishing. The advantages of using high speed roll fed printing systems for mass production over traditional methods of offset printing are lower costs and faster speeds of production without sacrificing image quality.

Wide Format Engineering Rolls. Available in three different grades of paper, bond, vellum and translucent bond, and in a variety of widths and lengths. These products are used with wide format printing and copying equipment, such as those used by architectural and engineering firms for design plans and renderings. The introduction of engineering rolls represents our entry into the rapidly growing wide format printing market. This product category also opened a new channel of distribution through computer-aided design (CAD) supply dealers.

Wide Format Ink Jet Media. Available in a wide variety of coated papers and films used for full color graphic signage and display.

Processed Laser Cut Sheets. Laser cut sheets are micro-perforated and/or pre-punched cut sheets used in copiers, laser printers and ink jet printers for applications such as return/reply promotional materials, billing and remittance statements, or coupons. Users can keep printing projects in-house by eliminating the use of outside sources for custom forms.

Ink Jet Greeting Cards. Pre-scored white card stock in matte and glossy finishes, packaged with matching envelopes.

Ink Jet Bumper Stickers. Coated vinyl bumper sticker material for use in ink jet printers to create personalized bumper stickers.

Photo Quality Business Card Size Magnets. Photo quality, magnet stock is die cut into business card size pieces. Excellent for producing business card size magnets, magnets with important phone numbers and photo magnets. Magnets can be affixed to all metal surfaces including refrigerators, lockers, etc.

Bulk Bin Packaging of Wide Format Engineering Rolls. Packaged for large users to buy in bulk and conveniently store.

Expanded Line of Wide Format Ink Jet Media. Additional SKU's with expanded widths and lengths to accommodate new printer capabilities within the market.

Outdoor Banner Material. Part of our Wide Format line of products, specially designed surface for use by retail signage shops and in-house sign production.

Complete Line of ATM Rolls. Expansion of our Point of Sale products for automated teller machines servicing the financial market.

CD/DVD Sleeves. Die cut sheeted paper with adhesive strips for printing and assembling customized CD/DVD protective sheaths.

CD/DVD Labels. Pre-formatted, die cut adhesive paper for printing CD/DVD labels.

Ink Jet Address Labels. Pre-formatted, die cut adhesive paper for printing ink jet address labels.

Two sided Glossy Coated Ink Jet Paper. Gloss coated on both sides for brilliant, high-contrast color images with photographic detail.

Professional Grade Ultimate Glossy Photo Paper. Designed for ink jet printers, this ultra-bright, 100-plus whiteness paper creates a "true photograph" look and feel for high-end applications.

File Folders. Manila folders available in letter and legal size.

Rolodex and Index cards.

99 Brite Ultimate InkJet and Ultimate Laser Paper. Twenty-four pound ultra-bright paper for laser, ink jet, and multi-functional equipment.

Recycled Computer Paper Line. Three recycled grades introduced with varying brightnesses, including an 84 bright, 30% post-consumer waste product which meets governmental agencies' recycled requirements.

Custom Printed Point of Sale/Add Rolls (Company logo, return policy, etc.)

Crayola Brand "Print & Color" Specialty Fun Papers: Includes Crayola T-Shirt Transfers, Crayola Greeting Cards with Envelopes, Crayola Glossy Photo Paper, Crayola Classic Colors, Crayola Assorted Brights and Pastels, Crayola Cling Art, Crayola Stardust Magnets and Stickers, Crayola Stardust Paper and Crayola Repositional Stickers.

TST'S TRADEMARK LICENSE

In April 1997, TST entered into a non-exclusive Trademark Licensing Agreement with IBM. Under this agreement TST manufactures and distributes a selected line of paper products within the United States, Canada and Mexico under the IBM brand name. Through various amendments the authorized product lines have been expanded and the term was extended to April 30, 2007. On December 1, 2004, International Business Machines, Inc ("IBM") and TST/Impreso, Inc. ("TST") agreed to terminate their Trademark Licensing Agreement.

TST'S MARKETING AND DISTRIBUTION

TST markets its products to approximately 3800 customers through its own sales force and established manufacturers' representatives. TST's targeted customers are business consumable and office machine dealers and large and medium size mass merchants, including computer and office superstores. We are continually seeking to diversify our customer base and distribution channels. The incorporation of non-traditional but related product categories into our expanding product line may facilitate our access to different distribution channels.

TST has 54 distribution points (50 public distribution warehouses and four manufacturing locations), which enable it to deliver products to most major cities in the United States within 24 hours. TST's primary method of generating revenue is through its own sales force. The members of this sales force generally seek business within specific geographic territories. Manufacturers' representatives serve as an important supplementary source of sales and marketing. Their territories are identified by specific accounts or prospects, primarily those of a retail nature.

TST sells to the following types of customers:

- Business Forms Dealers - Businesses that primarily buy and resell various types of business forms. Examples include Standard Forms, American Business Forms and Better Business Forms.

- Wholesale Stationers - Businesses that supply a large variety of office products to office product dealers. Wholesale stationers generally do not sell directly to the end user. Examples include United Stationers, and SP Richards.

- Office Products Dealers - Businesses that generally purchase a majority of their products from wholesale stationers, but often negotiate directly with manufacturers. Examples include Navrat's Office Products and Crest Office Supply.

- Paper Merchants - Businesses that sell all types of papers to printers and dealers and directly to end users. Examples include Unisource, Xpedx and Ris Paper.

- Consumer Electronics Stores - Businesses that sell retail to the end user in a broad spectrum electronics environment. Examples include Frye's, Best Buy and CompUSA.

- Mass Merchants - Discount department stores with retail sections that sell computer, copier and facsimile related supplies. Examples include Kmart and Army and Air Force Exchange Service.

- Grocery and Drug Store Chains - Businesses that sell computer consumables as a convenience to its customer and secondary sale to its primary target product. Examples include Walgreen's, Kroger and Rite-Aid.

- Wholesale Clubs/Office Superstores - Businesses that sell large quantities of inventory at or near wholesale prices to end users and dealers. These stores generally do not provide the credit, delivery and other types of services and support to the extent that wholesale stationers provide their customers. Examples include Staples, Costco and BJ's.

- Buying Groups - Groups of dealers, ranging from ten to 400 members, that combine their buying power to receive, among other things, volume discount pricing and rebate incentives from manufacturers. Examples include Independent Stationers and Association of Independent Printing Paper Merchants.

- Computer Aided Design (CAD) Supply Dealers - Dealers that typically sell wide format supplies and papers to architects and engineers. Examples include CAD Supply Specialty and IMPACO.

- Contract Stationers - Companies that offer a complete catalog of office and business supplies generally to large corporations. In many cases, various types of products are bundled and sold under contract. Examples include Corporate Express, Boise Cascade Office Products and Staples.

- Cash Register Dealers - Dealers that sell cash register systems and point of sale supplies to businesses such as restaurants and retail vendors. Examples include Impact Paper, USA Paper and Columbia Paper & Ribbon.

Though TST has specialized in select markets and has emphasized service and long-term relationships to meet customer needs more effectively, there are no long-term contractual relationships between it and any of its customers. One customer, Staples, Inc. ("Staples") accounted for more than 10% of TST's sales in the years ended August 31, 2004, 2003 and 2002. Subsequent to this Form 10-K reporting period, September, October, and November 2004, purchases by Staples decreased significantly. The reduction is expected to be equivalent to approximately $20 million in annual sales. Management believes that this reduction in sales may materially adversely affect our financial position, results of operations and cash flows in Fiscal 2005. TST may in the future be dependent on other significant customers, the loss of which could also materially adversely affect our financial position, results of operations and cash flows.

On December 1, 2004, International Business Machines, Inc ("IBM") and TST/Impreso, Inc. ("TST") agreed to terminate their Trademark Licensing Agreement. This decision was a result of IBM adding other converters to the program, IBM's refusal to provide account protection, and IBM's continuing request for guaranteed fees. TST's IBM product sales were approximately 11% in the Fiscal year ended August 31, 2004. TST has approximately eight months to liquidate its IBM branded paper products inventory.

INVENTORY MANAGEMENT; RAW MATERIALS OF TST

We believe that it is necessary for TST to maintain a sufficient inventory of finished goods and raw materials to adequately service its customers. In recent years inventory levels had been increased to facilitate the introduction of new brands and expanded product lines. At the beginning of the year ended August 31, 2002 ("Fiscal 2002"), we implemented a program to reduce inventory and reduced inventory levels by $4.35 million. This is in addition to the depletion of $3 million of inventory acquired in the purchase of the assets of United Computer Supplies, Inc. in April 2002. We reduced inventory levels in the fiscal year ending August 31, 2003 ("Fiscal 2003") by $5.6 million, and the year ended August 31, 2004 ("Fiscal 2004") by $5.8 million.

In recent years we have depended primarily on domestic vendors of raw materials, which historically charge higher prices for raw materials than international vendors. Prices for raw materials decreased through the first quarter of Fiscal 2004, but in the second quarter of Fiscal 2004 they stabilized and started an upward trend. In February 2004, domestic and international mills announced a price increase that went into effect on March 1, 2004. Other increases were announced by the mills that went into effect on May 1, 2004 and July 1, 2004. These increases were effectively passed through to a majority of our customers. We believe that prices will continue to increase in Fiscal 2005.

TST bears the risk of increases in the prices charged by its suppliers and decreases in the prices of raw materials held in its inventory. If prices for products held in its finished goods inventory decline, if prices for raw materials required by it increase, or if new technology is developed that renders obsolete products distributed and held in inventory by TST, the Company's business could be materially adversely affected.

TST purchases raw paper, coated thermal facsimile paper, coated technical paper, carbon and carbonless paper (consisting of a wide variety of weights, widths, colors, sizes and qualities), transparency film, packaging and other supplies in the open market from a number of different companies around the world. We believe that TST has adequate sources of raw material supplies to meet the requirements of its business. We believe that TST has a good relationship with all of its current suppliers.

MARKET CONDITIONS OF TST

The primary product produced by the Company is continuous feed business forms. Management believes that the market for business forms, which declined in 2004, will continue to decline in 2005. Our percentage of revenue derived from this product decreased from 62% in Fiscal 2003 to 53% in Fiscal 2004. Management expects this product category's contribution percentage to sales to decline substantially further in Fiscal 2005, partially due to the reduction of the Staples business.

Competitors in the marketplace have aggressively solicited and bid customers of the Company's products. Some of these competitors are vertically integrated and have competitive pricing advantages, which is changing how the marketplace does business and is squeezing margins despite the increase in paper prices.

The loss of significant customers, mergers of customers, and loss of portions of business from certain customers has reduced sales in Fiscal 2004, and management believes it will also have a significant impact in Fiscal 2005. To replace these lost sales, we are focusing our marketing efforts on more profitable portions of the business. In the business imaging product line, management believes that wide format rolls and point of purchase rolls have the greatest potential for growth.

The Company also believes that its entrance into the bottled water business is significant as we begin the diversification of our product offerings out of continuous computer paper. The introduction of water into our paper business is an ideal companion sale as the distribution model for our water products is substantially similar to our paper products. Many of the customers who are currently purchasing business imaging supplies from us also buy bottled water. The weight and dimensions of a pallet of water and paper, and therefore the costs, are also similar. The introduction of water should expand our sales to our existing customers. The bottled water business has experienced phenomenal growth in the past few years. We plan to effectively compete in the wholesale market by offering competitive price points on our water products.

One of our larger customers filed a Chapter 11 bankruptcy on May 7, 2003, owing us approximately $450,000. This amount was written off as bad debt expense in Fiscal 2003. In July 2004, the Company was served with a notice of a preference claim of approximately $1.2 million by the debtor's bankruptcy trustee. We believe this is a gross preference demand without the Trustee analyzing easily discovered offsets. A request for details on the claim has been made to the Trustee without response. Due to the range of remittance dates by the debtor before and during the preference period, we believe we will be successful in litigation with the trustee of the estate for this alleged preference with the ordinary course of business defense available under the Bankruptcy Code. The amount that will be found to be an actual preference is unknown as of the date of this filing.

SEASONALITY

TST may be subject to certain seasonal fluctuations in that orders for products may decline over the summer months. If the market for finished goods decreases, then the adverse impact of the seasonal fluctuations on the Company will be greater.

Hotsheet.com revenues are partially generated by retail sales which are typically stronger during the Christmas holiday season.

The bottled water business is subject to seasonal fluctuations with its demand cycle greatest in summer months.

TST'S BACKLOG

The dollar value of TST's order backlog as of August 31, 2004 and 2003 was approximately $2.8 million and $ 3.2 million, respectively. TST's ability to fill orders is directly impacted by the general cyclical pattern of the paper industry and its ability to purchase the raw materials and finished goods necessary to fill customer orders. The increase in backlog is related to TST's increased net sales.

TST'S COMPETITION

TST competes with a number of other business organizations within the paper industry, some of which have substantially greater financial, human and other resources. TST currently competes principally with manufacturers that distribute their products through dealers, resellers and/or retailers and, to a lesser extent, manufacturers who distribute their own products directly to end-users. Weak industry conditions in the past few years have caused the major direct-selling companies, which are much larger than TST, to sell direct and to dealers. In some cases, this has led to TST's customers reducing their selling prices to compete with these dealers. This has also caused increased competition among companies selling products through dealers. In addition, vertical consolidation among entities in the paper industry has created tougher conditions for TST, because certain of TST's suppliers have subsidiaries that compete with TST and these suppliers generally support the efforts of their subsidiaries. Finally, in the changing environment of the hard copy supply industry, advancing technology has contributed to the competition as companies must commit resources to obtain new equipment in order to convert the evolving types of business consumables required by the advancement of technology, to expand facilities to house the increasing number of types of products available and for just-in-time inventory purchasing practices of customers.

We have remained competitive by incorporating the manufacture and distribution of technical and high recognition branded paper products into our line. The addition of technical products has positioned TST as a supplier of business consumables at the initial growth stages of the technology's introduction into the market and, therefore, at the greatest opportunity for strong profit margins and growth in unit sales. Sales of branded products benefit from brand loyalty and name recognition. Since we began the manufacture and distribution of technical and trademark licensed branded products, and have penetrated new distribution channels with our expanding product lines, we believe that in the future the companies we will compete with, will change as the consolidation within the paper industry causes competitors to branch into other categories of products that may not compete with the lines we offer.

We believe that TST effectively competes on the basis of the following: its nationwide distribution network, which enables products to be delivered to its customers in most major cities in the United States within 24 hours; its larger number of inventory items providing customers cost-effective, efficient purchasing and volume discounts; and by providing high-quality products and customer-oriented services.

TRADEMARKS

TST uses the trademark IMPRESO, a Spanish word meaning "printed matter", on certain products it manufactures and distributes. The trademark and service mark is registered in the United States. These registrations are effective until August 2009 and May 2010, respectively.

The IMPRESO trademark is also registered in Canada and Great Britain. These foreign registrations are effective until July 2007 and October 2007. The foreign registration renewal for the IMPRESO trademark in Italy has been submitted, but we have not received the certificate from the Italian administration. An application to register the IMPRESO trademark under the new European Community Trademark regulations, which was filed July 19, 2000, was denied and subsequently abandoned due to the generic meaning of the word "impreso" in Spain and Portugal. Management believes that the IMPRESO trademark has significant name recognition and is important in marketing and achieving visibility of TST's products. The goodwill value associated with the name IMPRESO has been pledged as an asset to TST's current primary secured lender under TST's revolving line of credit.

TST also has a trademark registration in the United States for "Lazer Cut Sheets®" and "Lazer Bond®", effective until May 2007. Each of the Lazer Cut Sheet and Lazer Bond trademarks are applied only to one specific product that TST manufactures.

The United States service mark registration obtained on Hotsheet, our subsidiary's proprietary Internet portal, is effective until January 2008. The European Community Trademark registration for Hotsheet.com is effective until February 2010. The United States service mark registration for Shopsheet®, a sub portal of Hotsheet.com, is effective until February 2010.

The acquisition of United's assets in March 2002 included one United States trademark: Computer Paper, Computer Paper, which registration was effective until December 2003.

SERVICE AND SUPPORT

We believe that customer service is an important factor in product sales and customer satisfaction. Service and support include TST's own in-house trucking which back-hauls goods for other entities, which reduces transportation costs and improves customer service. Our in-house graphics department can design and prepare layouts of packaging and can produce negatives, which allows TST speed and flexibility when bringing new products or packaging into the marketplace. TST also sells its graphics capabilities to its customers. TST's customer service department can expedite service because its computer system sends a bill of lading by facsimile to the appropriate distributing warehouse and an order acknowledgment to the receiving customer when an order is entered by a customer service representative. TST's computer system automatically calculates inventory levels at each warehouse and the amount of raw materials it must purchase, and identifies which of its plant locations will manufacture an order.

TST also has a collection and credit department. The staff evaluates extensions of credit and makes written and verbal requests for payment from those customers whose invoices are not paid within agreed payment terms. In-house counsel is available to assist the credit department in difficult collections.

TST offers a 120-day warranty on all of its products. To date, warranty expense has been minimal.

ENVIRONMENTAL REGULATION

We believe that compliance with any environmental regulations that may be applicable to us will not have a material adverse effect on our capital expenditures, earnings or competitive position.

EMPLOYEES

We had 295 full-time employees at August 31, 2004 of whom approximately 70% are engaged in manufacturing TST's products. None of our employees are currently covered by a collective bargaining agreement. We consider our employee relations to be good as a result of an organizational structure which encourages individual initiative as well as team work.

ITEM 2. PROPERTIES

TST operates four manufacturing plants encompassing an aggregate of approximately 690,000 square feet of space. The Coppell, Texas, facility, where our executive offices are located, is approximately 75,000 square feet. TST owns two of its manufacturing plants, Coppell, Texas and Itasca, Illinois. The Coppell plant mortgage matures in 2011, and the Itasca facility matures in 2009. In April 2004, the Company sold its two buildings in Fontana, California to an unrelated party as part of a sales-leaseback transaction. The transaction has been accounted for as a sale, although the gain associated with the sale has been deferred in accordance with sales-leaseback accounting and is being amortized over 60 months, which represents the life of the related lease agreement. TST leased the two adjacent buildings in Fontana, California, for concurrent five year terms ending 2009. The Company also leases the Chambersburg, Pennsylvania facility and that lease's initial term expires in 2017. Both the Fontana and Chambersburg leases have options to extend. Subsequent to 2004, TST exited two facilities that it owned, Kearneysville, West Virginia and Greencastle, Pennsylvania, and has placed these buildings on the market to be sold. In Fiscal 2004, TST was leasing under month to month leases a facility in Elk Grove, Illinois and warehouse space in Dallas, Texas. The Elk Grove location was vacated. Annual mortgage payments and minimum lease payments relating to these facilities were approximately $1.6 million in Fiscal 2004 and 768,495 in Fiscal 2003. Costs incurred for the 50 public distribution and 7 storage warehouses TST utilizes throughout the United States and in Quebec, Canada was approximately $751,000 for Fiscal 2004.

We believe the current facilities are in good condition, and are suitable and adequate for current business needs. We estimate that, as of August 31, 2004, TST was operating at approximately 50% capacity for all of the products it manufactures, which will allow it to increase production to meet increased demand, if any, with no immediate capital investment.

Our Hotsheet operation is currently operating from our headquarters at the Coppell, Texas facility and through its internet service providers located in Dallas, Texas and Providence, Rhode Island.

ITEM 3. LEGAL PROCEEDINGS

Legal-

On September 18, 2002, TST filed a lawsuit against a vendor in the United States District Court for the Northern District of Texas - Dallas Division. TST's general claim is that the vendor breached a Distributor Agreement entered into with TST in several material respects, including the vendor's late delivery of paper products, the vendor's delivery of defective product, and the vendor's failure to properly credit TST's accounts based upon these and other alleged breaches. The vendor responded to TST's demand for arbitration by generally denying TST's claims and asserting a counterclaim seeking to recover disputed accounts receivable and damages related to TST's alleged interference with the vendor's relationship with its lender. The Trial is set for March 2005.

TST is a defendant in a suit filed in Fiscal 2003 for the collection of sums due under two promissory notes. These liabilities are included on the Company's balance sheet. TST prevailed in its motion to stay the adversary proceeding and to compel arbitration in Dallas, Texas under the terms of the parties purchase agreement. TST asserts that liability does not exist because of fraud and contractual breaches in connection with the agreements. No arbitration date has been set.

On November 5, 2003, the Company discovered the Company's payroll administrator was fraudulently diverting Company funds into her personal bank accounts. The investigation revealed a loss of approximately $627,000 over a period starting in September 2000 until October 2003. In November 2004, the Company and the current insurer executed a settlement for $253,000, without waiving each party's rights to proceed to suit or defend on the balance of the Company's losses. We believe recent legal developments could be persuasive in litigating different interpretations of defined terms within the policy. On November 19, 2004, the employee was sentenced to prison, ordered to remit to the Company $70,000 of known funds held in her name, and to pay restitution in full.

In December 2003, TST/Impreso, Inc. entered into a settlement agreement with a customer due to a dispute concerning catalog fees. The settlement requires TST to issue a credit memo to the customer for the purchase of products in the amounts of $50,000, $25,000 and $25,000 on December 31, 2004, June 30, 2005, and December 31, 2005, respectively. These amounts are included in the accrued liabilities.

In April 2004, TST filed a lawsuit in the 68th judicial district Dallas County against two former outside sales representatives and a competitor, alleging breach of fiduciary duty, tortious interference with existing and prospective business relations, and civil conspiracy. The lawsuit seeks to enforce the duties of loyalty owed to TST by its sales agents, and also protect TST from any unfair business practices of TST's competitors. The competitor filed a counter claim alleging business disparagement and tortious interference with existing and prospective business relations. The parties to the litigation are actively conducting discovery.

On July 9, 2004, TST received a Preference Claim demand from the Trustee of the estate a former customer in the amount of $1.2 million. No suit has been filed to date. This demand is a gross preference demand and we believe subsequent to a full preference analysis and the Company's utilization of various defenses, any liability should be lowered to a materially reduced amount. The amount that will be found to be an actual preference is unknown as of the date of this filing.

The Company's Corporate Income Tax Returns for the fiscal years ending August 31, 2001, 2002, and 2003, are currently under examination by the Internal Revenue Service ("IRS"). The IRS has proposed adjustments to the fiscal years under examination, and the matter has been sent to the Appeals Division of the IRS. The Company does not believe that the proposed adjustments will be upheld by the Appeals Division.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock trades on the NASDAQ SmallCap Market ("NSCM") under the symbol

ZCOM. The high and low closing prices for the common stock, as reported on the NSCM are as follows:

2004 Fiscal Year	Price Range	
	High	Low
First Quarter (Sept. - Nov.)	$2.140	$1.800
Second Quarter (Dec. - Feb.)	2.700	1.830
Third Quarter (Mar. – May)	3.600	2.110
Fourth Quarter (June - Aug.)	2.690	2.140

2003 Fiscal Year	Price Range	
	High	Low
First Quarter (Sept. - Nov.)	$2.50	$1.92
Second Quarter (Dec. - Feb.)	2.87	1.86
Third Quarter (Mar. – May)	2.20	1.75
Fourth Quarter (June - Aug.)	2.40	1.73

On November 18, 2004, the closing price for the common stock on the NSCM was $ 2.52 and the common stock was held by approximately 775 stockholders of record, including holdings through nominee or street name accounts with brokers.

We have not paid any dividends on our common stock since inception, and we do not intend to pay dividends to our stockholders in the foreseeable future. Any such dividends will be declared in compliance with the restrictive covenants of our subsidiary's lender that no cash dividends paid during any one calendar year shall exceed current year's net profit. We also intend to reinvest earnings, if any, in the development and expansion of our businesses. The declaration of dividends in the future will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements and our financial position, general economic conditions and other pertinent factors.

ITEM 6. SELECTED FINANCIAL DATA

The following is a summary of our selected financial data as of and for the five years ended August 31, 2004 ("Fiscal 2004"). The historical financial data has been derived from our audited financial statements. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements appearing elsewhere in this document.

SELECTED FINANCIAL DATA (a)
Years Ended August 31,

	2000	2001	2002	2003	2004

Operations Data:					
Net Sales	$73,098,956	$94,177,290	$119,525,362	$117,222,957	$103,989,229
Net Income (loss)	931,317	1,246,945	1,676,442	617,831	1,013,595
Earnings (loss) per common share:					
Net Income (loss)	0.18	0.24	0.32	0.12	.19
Consolidated Balance Sheet Data:					
Total assets	39,383,548	62,202,597	66,971,864	56,336,300	52,072,238
Long-term debt (excluding current maturities)	3,782,079	6,328,454	10,609,790	9,571,934	8,391,917
Stockholders' Equity	$13,504,590	$14,712,643	$ 16,416,612	$17,040,890	18,054,485

(a) This schedule should be read in conjunction with our audited Consolidated Financial Statements and related notes thereto.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

The accounting policies described below is those the Company considers critical in preparing its consolidated financial statements. These policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, the Company's observation of trends in the industry, information provided by customers and information available from other outside sources, as appropriate and available at the time the estimates are made. However, as described below, these estimates could change materially if different information or assumptions were used. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment or estimation than other accounting policies.

Accounts Receivable (doubtful accounts) Reserves

The Company provides for losses on accounts receivable based upon their current status, historical experience and management's evaluation of existing economic conditions. Significant changes in customer profitability or general economic conditions may have a significant effect on the Company's allowance for doubtful accounts.

Revenue Recognition

TST's sales are recorded when products are shipped to customers. TST is reasonably assured a majority of the sales are collectible upon shipment due to its credit policies and collection methods. For those accounts TST is not reasonably assured of collection the Company reserves against doubtful accounts based upon historical experience and management's evaluation of existing economic conditions. Hotsheet.com, Inc. generates its revenue by click through fee advertising revenues and commissions earned. Click through fees are generated when traffic is sent from the Hotsheet.com website, via a link, to a vendors website. Commissions are generated when the linked traffic makes purchases. The revenue is recognized upon receipt.

Inventories

Inventories are valued at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for slow moving, obsolete products, or bad (damaged) products are based on historical experience, acquisition activities, and analysis of inventories on hand. The Company evaluates, and if necessary, adjusts reserves quarterly.

Reserves for slow moving, obsolete products, or bad (damaged) products are based on historical experience, acquisition activities, and secured lender policies. The Company has not typically reserved for slow moving, obsolete or bad inventories, because substantially all of its slow moving products can be repackaged into different formats or labels, or demand for products that are associated with obsolete technology slowly decline as sales of new hardware requiring new or different consumables increase. The reduced demand for products which are becoming obsolete is easily monitored and scheduled production of these items is adjusted accordingly. If damage is caused to a product it is most often minor in value and expensed as damage occurs. Due to acquisition activities in 2001 and 2002, the Company implemented a reserve against the purchased inventories.

The Company records reductions in revenue when products are returned. Returns and allowances are monitored based on a historical percentage of sales. All returns must be approved by the Company prior to the product being returned, and in some instances a restocking fee is charged to the customer. The Company also monitors reasons for return, such as quality, shipping errors or ordering errors.

Commissions and Rebates

The Company reserves commissions and rebates paid to certain customers based on specific contractual agreements. These reserves are calculated based upon sales by customer, and adjusted quarterly to reflect increases and decreases in each customer's sales and payments of commissions and rebates.

Contingent liabilities.

The Company is subject to lawsuits, investigations and other claims related to wage and hour/labor, securities, environmental, product and other matters, and is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made when losses are determined to be probable and after considerable analysis of each individual issue. These reserves may change in the future due to changes in the Company's assumptions, the effectiveness of strategies, or other factors beyond the Company's control.

RESULTS OF OPERATIONS FOR THE YEAR ENDED AUGUST 31, 2004, AS COMPARED TO THE YEAR ENDED AUGUST 31, 2003

Net Sales--- Net Sales decreased from $117.2 million in Fiscal 2003 to $104 million in Fiscal 2004, a decrease of $13.2 million, or 11.3%. The decrease resulted from lower sales of branded products.

Gross Profit ---Gross Profit decreased from $13.8 million in Fiscal 2003 to $13.7 in Fiscal 2004, a decrease of $85,000 or 1%. Our gross profit percentage increased from 11.8% for Fiscal 2003 to 13.2% for Fiscal 2004. The gross profit percentage increase was primarily the result of decreased costs associated with the shipping and storing of excess inventory. The decreased costs was due to the consolidation of our Kearneysville, West Virginia and Greencastle Pennsylvania plants, and four raw material storage warehouses into our 414,000 square foot leased facility in Chambersburg, Pennsylvania.

Selling, General and Administrative Expenses---SG&A expenses for Fiscal 2004 were $10.9 million or 10.5% of net sales, as compared to $11.3 million, or 9.6% of net sales for Fiscal 2003. SG&A increased as a percentage of net sales in Fiscal 2004, due to the rising cost of employee health benefits, bad debt write off and advertising expense.

Interest Expense---Interest expense decreased from $1.8 million for Fiscal 2003 to $1.1 million for Fiscal 2004, a decrease of $705,000 or 39.4%. This decrease is attributable to the lowering of TST's line of credit and the sale of the California building.

Income Taxes---Income tax expense was $400,100 for Fiscal 2003 as compared to $674,571 for Fiscal 2004. The increase in tax expense resulted primarily from increased profits and the taxable gain on the sales of the California buildings.

RESULTS OF OPERATIONS FOR THE YEAR ENDED AUGUST 31, 2003, AS COMPARED TO THE YEAR ENDED AUGUST 31, 2002

Net Sales---Net sales decreased from $119.5 million in Fiscal 2002 to $117.2 million in Fiscal 2003, a decrease of $2.3 million or 1.9%, due primarily to a slowed economy.

Gross Profit---Gross profit decreased from $14.1 million in Fiscal 2002 to $13.8 million in Fiscal 2003, a decrease of $354,000 or 2.5%. Our gross profit percentage remained stable at 11.8% in Fiscal 2002 and Fiscal 2003.

Selling, General and Administrative Expenses---SG&A expenses for Fiscal 2003 were $11.3 million, 9.6 % of net sales, as compared to $10.9 million, or 9.1% of net sales for Fiscal 2002. SG&A increased as a percentage of net sales in Fiscal 2003, due to the rising cost of employee health benefits, bad debt write off and advertising expense.

Interest Expense---Interest expense increased from $1.7 million for Fiscal 2002 to $1.8 million for Fiscal 2003, an increase of $43,000 or 2.5%. This increase is attributable to the United Computer Supplies, Inc. acquisition plants and equipment financing.

Income Taxes---Income tax expense was $1.1 million for Fiscal 2002 as compared to $400,100 for Fiscal 2003. The decrease in tax expense resulted primarily from decreased profits and other income for Fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased from $95,000 at August 31, 2003 to $173,000 at August 31, 2004.

Borrowings under TST's line of credit decreased from $14.4 million at August 31, 2003 to $6.9 million at August 31, 2004, a decrease of $7.5 million, or 52.3%. The decreased borrowing primarily resulted from TST's overall reduction in inventory.

Working capital increased to $13 million at August 31, 2004, from $12.7 million at August 31, 2003, an increase of $322,072 or 2.5%. This increase is primarily attributable to the decrease in the company's borrowings on its line of credit.

Effective May 2004, TST entered into an amended and restated loan agreement with a commercial financial corporation, which matures in November 2005. The agreement provides for a $10 million line of credit and an inventory sub-limit of $10 million. The loan is secured by, among other things, inventory, trade receivables, and equipment. The personal guarantee of Marshall Sorokwasz, our Chairman of the Board and President, and Trustee of a trust which is a principal shareholder of our Company, was released. Available borrowings under this line of credit, which accrued interest at prime plus the applicable prime rate margin (4.25 % and 0%, respectively, at August 31, 2004), are based upon specified percentages of eligible accounts receivable and inventories. As of August 31, 2004, there was a $3.2 million borrowing capacity remaining under the $10 million revolving line of credit.

Upon completion of the 34,500 foot expansion of our Itasca, Illinois building, on September 22, 2004, we consolidated the existing mortgage and the construction loan executing a five-year, $4.5 million loan with the current mortgagee of the building.

We do not believe that the funds available under the loans encumbering our Texas, West Virginia, Pennsylvania and Illinois plants, the revolving credit facility, cash and cash equivalents, trade credit and internally generated funds will be sufficient to satisfy our requirements for working capital and capital expenditures for at least the next twelve months. However, we believe we will be able to obtain an increase in our line with favorable terms. Such belief is based on certain assumptions, including the continuation of the state of current operations, and there can be no assurance that such assumptions are correct. The expansion of our operations due to the start up costs of Alexa Springs, Inc. will require us to obtain additional capital. We anticipate that the funds required will be generated through an increase in our revolving line of credit. Our recent reduction in our line from $25 million to $10 million became operationally restrictive due to recent events such as the loss of certain customers combined with the cash requirements to start operations at a new business.

At August 31, 2004, the Company had the following contractual obligations and other commercial commitments*:

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt**	$9,807,371	$1,415,454	$1,691,400	$1,422,553	$5,277,964
Operating Leases	11,997,731	1,191,222	2,324,504	2,175,324	6,306,681
Deferred Compensation	187,000	90,383	74,800	21,817	0
Total Obligations & Commitments	$21,270,804	$2,697,059	$4,090,704	$3,595,319	$10,887,722

*This table does not include the balance on the revolving line of credit.
**Excludes related interest amounts.

As of August 31, 2004, we did not own derivative or other financial instruments for trading or speculative purposes. We do not use financial instruments and, therefore, the implementation of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" did not have a material impact on our financial position or results of operations.

SUBSEQUENT EVENTS

In October 2004, Alexa executed a $1.9 million equipment leaseback agreement with a commercial financial institution. The leased equipment included a majority of the water bottling equipment located in our Mt. Ida, Arkansas plant (See Form 8-K, dated October 26, 2004 and filed November 1, 2004)

Subsequent to this Form 10-K reporting period, Alexa negotiated a real estate lease and water supply agreement with Alexa Springs Water Company and our Board of Directors authorized the President of Alexa to execute the agreements with an effective date of December 1, 2004. (See Form 8-K, dated December 1, 2004 and filed December 7, 2004) Under the ten year water supply contract executed by Alexa with Alexa Springs Water Company on December 1, 2004, Alexa must purchase all of the production of the springs. Alexa also executed a ten year lease that runs concurrently with the water supply agreement on the land and buildings, approximately 34,200 square feet, which house the springs. Both of these agreements have an automatic renewal of second ten year terms if not terminated in accordance with the agreements.

On November 30, 2004, TST filed a lawsuit in the Dallas County Judicial District against a company that operated as our customer and as a vendor alleging breach of contract seeking to collect an outstanding accounts receivable, and against an employee of the company alleging libel and slander.

On December 1, 2004, International Business Machines, Inc ("IBM") and TST/Impreso, Inc. ("TST") agreed to terminate their Trademark Licensing Agreement dated April 30, 1997. This decision was a result of IBM adding other converters to the program, IBM's refusal to provide account protection, and IBM's continuing request for guaranteed fees. TST's IBM products sales were approximately 11% in the Fiscal year ended August 31, 2004. TST has approximately eight months to liquidate its IBM branded paper products inventory

IMPACT OF INFLATION

Inflation is not expected to have a significant impact on our business.

FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of Financial Condition and the Results of Operations and other sections of this Form 10-K contain "forward-looking statements" about our prospects for the future, including but not limited to our ability to generate sufficient working capital, our ability to continue to maintain sales to justify capital expenses, and our ability to generate additional sales to meet business expansion. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected, including availability of raw materials, availability of thermal facsimile, computer, laser and color ink jet paper, to the cyclical nature of the industry in which we operate, the potential of technological changes which would adversely affect the need for our products, price fluctuations which could adversely impact the large inventory we require, loss of any significant customer, and termination of contracts essential to our business. Parties are cautioned not to rely on any such forward-looking statements or judgments in making investment decisions.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are not exposed to market risks such as foreign currency exchange rates, but are exposed to risks such as variable interest rates. Market risk is the potential loss arising from adverse changes in market prices and rates. Our subsidiaries do not have supply contracts with any of their foreign vendors. All foreign vendors are paid in United States currency. In addition, TST's international sales of finished goods are insignificant. Accordingly, there are not sufficient factors to create a material foreign exchange rate risk; therefore, we do not use exchange commitments to minimize the negative impact of foreign currency fluctuations.

We had both fixed-rate and variable-rate debts as of August 31, 2004. The fair market value of long-term variable interest rate debt is subject to interest rate risk. Generally the fair market value of variable interest rate debt will decrease as interest rates fall and increase as interest rates rise.

The estimated fair value of our total long-term fixed rate and floating rate debt approximates carrying value. See Note 2 to Consolidated Financial Statements. Based upon our market risk sensitive debt outstanding at August 31, 2004, there was no material exposure to our financial position or results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of controls and procedures

Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

We have adopted a code of ethics that applies to all of our principal executive officers and senior financial officers. This code of ethics is posted on our Website. The Internet address for our Website is http://www.tstimpreso.com, and the code of ethics may be found as follows:

1) From our main Web page, first click on "Corporate Info".
2) then click on "Corporate Compliance".

Or for a mailed copy call (972) 462-0100 ext 1117.

We intend to satisfy the disclosure requirement required under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

The remaining information required by this item is incorporated herein by reference in the Company's definitive proxy statement to be filed with the Commission not later than 120 days after August 31, 2004.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference in the Company's definitive proxy statement to be filed with the Commission not later than 120 days after August 31, 2004.

ITEM. 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference in the Company's definitive proxy statement to be filed with the Commission not later than 120 days after August 31, 2004...

ITEM. 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference in the Company's definitive proxy statement to be filed with the Commission not later than 120 days after August 31, 2004.

ITEM. 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference in the Company's definitive proxy statement to be filed with the Commission not later than 120 days after August 31, 2004.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON

FORM

8-K

(a) 1. Financial Statements:
The financial statements of the Company filed in this Annual Report on Form 10-K is listed in Item 8.

2. Financial Statement Schedules:
The financial statement schedules of the Company filed in this Annual Report on Form 10-K are listed in the attached Index to Financial Statement Schedules.

3. Exhibits:
The exhibits required to be filed as part of this Annual Report on Form 10-K is listed in the attached Index to Exhibits.

(b) Current Reports on Form 8-K

No report on Form 8-K was filed during the last quarter of the period covered by this report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Impreso, Inc:

We have audited the accompanying consolidated balance sheets of Impreso, Inc. (a Delaware corporation) and subsidiaries as of August 31, 2004 and 2003, the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended August 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Impreso, Inc. and subsidiaries as of August 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Blackman Kallick Bartelstein, LLP

Blackman Kallick Bartelstein, LLP
Chicago, Illinois
October 22, 2004, except for Notes 8 and 10, as to which the date is December 1, 2004, and Note 15, as to which the date is October 26, 2004.

IMPRESO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	August 31 2004	August 31, 2003
Current assets:		
Cash and cash equivalents	$ 173,313	$ 95,129
Trade accounts receivable, net of allowance for doubtful accounts $1,130,315 as of August 31, 2004, and $630,916 as of August 31, 2003.	12,666,433	12,144,735
Inventories	22,643,558	28,462,091
Prepaid expenses and other	330,039	141,729
Deferred income tax assets	736,810	574,924
Total current assets	36,550,153	41,418,608
Property, plant and equipment, at cost	29,417,303	28,030,124
Less-Accumulated depreciation	(14,295,714)	(13,196,099)
Net property, plant and equipment	15,121,589	14,834,025
Noncurrent assets		
Other assets	81,778	83,667
Deferred income tax assets	318,718	---
Total noncurrent assets	400,496	83,667
Total assets	$ 52,072,238	$ 56,336,300

The accompanying notes are an integral part of the consolidated financial statements.

IMPRESO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

	August 31 2004	August 31, 2003
Current liabilities:		
Accounts payable	$ 12,711,758	$ 11,102,673
Accrued liabilities	987,921	851,029
Accrued commissions	1,863,698	1,041,657
Current maturities of long-term debt	1,407,070	1,343,231
Line of credit	6,851,479	14,355,445
Current maturities of prepetition debt	8,384	8,084
Total current liabilities	23,830,310	28,702,119
Deferred income tax liability	998,730	1,021,357
Deferred gain	796,796	--
Long-term debt, net of current maturities	8,171,228	9,342,784
Long-term portion of prepetition debt, net of current maturities	220,689	229,150
Total liabilities	34,017,753	39,295,410
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized; 0 shares issued and outstanding	---	---
Common stock, $.01 par value; 15,000,000 shares authorized; 5,292,780 issued and 5,278,780 outstanding	52,928	52,928
Treasury stock (14,000 shares, at cost)	(38,892)	(38,892)
Additional paid-in capital	6,353,656	6,353,656
Retained earnings	11,686,793	10,673,198
Total stockholders' equity	18,054,485	17,040,890
Total liabilities and stockholders' equity	$52,072,238	$ 56,336,300

The accompanying notes are an integral part of the consolidated financial statements.

IMPRESO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended August 31,		
	2004	2003	2002
Net sales	$ 103,989,229	$ 117,222,957	$ 119,525,362
Cost of sales	90,283,782	103,432,569	105,380,894
Gross Profit	13,705,447	13,790,388	14,144,468
Selling, General and administrative expense	10,879,310	11,297,995	10,858,656
Operating Income	2,826,137	2,492,393	3,285,812
Other expenses (income):			
Interest expense	1,083,289	1,787,950	1,744,774
Litigation Settlement	---	---	(1,005,452)
Other expense (income), net	54,682	(313,489)	(183,348)
Total other expense	1,137,971	$1,474,461	555,974
Income before income tax expense	1,688,166	1,017,932	2,729,838
Income tax expense:			
Current	1,177,802	388,319	1,428,875
Deferred	(503,231)	11,782	(375,479)
Total income tax expense	674,571	400,101	1,053,396
Net income	$ 1,013,595	$ 617,831	$ 1,676,442
Net income per share (basic and diluted)	$ 0.19	$ 0.12	$ 0 .32
Weighted average shares outstanding	5,278,780	5,278,780	5,278,780

The accompanying notes are an integral part of these consolidated financial statements.

IMPRESO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock $.01 Par Value		Additional Paid-In		Retained	Treasury	
	Shares	Amount	Capital	Warrants	Earnings	Stock	Total
Balance, August 31, 2001	5,292,780	$ 52,928	$ 6319682	---	$ 8378925	$ (38,892)	$ 14,712,643
Other	---	---	27,527	---	---	---	27,527
Net Income	---	---	---	---	1,676,442	---	1,676,442
Balance, August 31, 2002	5,292,780	52,928	6,347,209	---	10,055,367	(38,892)	16,416,612
Expired Warrants	---	---	6,447	---	---	---	6,447
Net Income	---	---	---	---	617,831	---	617,831
Balance, August 31, 2003	5,292,780	52,928	6,353,656	---	10,673,198	(38,892)	17,040,890
Expired Warrants	---	---	---	---			
Net Income	---	---	---	---	1,013,595	---	1,013,595
Balance, August 31, 2004	5,292,780	$ 52,928	$ 6,353,656	---	$11,686,793	(38,892)	$ 18,054,485

The accompanying notes are an integral part of these consolidated financial statements.

IMPRESO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended August 31,		
	2004	2003	2002
Cash Flows From Operating Activities:			
Net income	$ 1,013,595	$ 617,831	$ 1,676,442
Adjustments to reconcile net income to net cash provided by in operating activities-			
Depreciation and amortization	1,419,715	1,438,791	1,262,003
Provision for losses of receivables	499,399	115,906	258,100
(Decrease) increase in Provision for Losses on Inventory	(79,391)	---	390,651
Gain on sale of property, plant and equipment	796,796	---	---
(Decrease) increase in deferred income taxes	(503,231)	11,782	(375,479)
Increase (decrease) in trade accounts receivable, net	(1,021,097)	3,602,908	(4,373,561)
Decrease (increase) in inventory	5,897,924	5,648,924	6,933,246
Increase (decrease) in prepaid expenses and other	(186,421)	116,046	112,157
Increase (decrease) in accounts payable	1,609,085	(5,199,128)	(2,270,399)
Increase (decrease) in accrued liabilities	958,933	(1,803,705)	1,828,124
Net cash provided by operating activities	10,405,307	4,549,355	5,441,284
Cash Flows From Investing Activities:			
Additions to property, plant and equipment	(3,760,684)	(335,765)	(1,540,505)
Proceeds from sale of property, plant and equipment	2,053,405	2,048	---
Acquisition of United assets	---	---	(3,377,496)
Net cash used in investing activities	(1,707,279)	(333,717)	(4,918,001)
Cash Flows From Financing Activities:			
Net payments on line of credit	(7,503,966)	(3,506,379)	(446,514)
Principal payments on prepetition debt	(8,161)	(7,866)	(7,559)
Principal payments on post-petition debt	(1,107,717)	(809,073)	(1,577,753)
Purchase of treasury stock	---	---	---
Proceeds from issuance of long-term debt	---	---	1,500,000
Net cash used in financing activities	(8,619,844)	(4,323,318)	(531,826)
Net increase (decrease) in cash and cash equivalents	78,184	(107,680)	(8,543)
Cash and cash equivalents, beginning of year	95,129	202,809	211,352
Cash and cash equivalents, end of year	$ 173,313	$ 95,129	$ 202,809

The accompanying notes are an integral part of the consolidated financial statements.

IMPRESO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS:

Impreso, Inc., a Delaware corporation (referred to collectively with its subsidiaries as the "Company"), is the parent holding company of TST/Impreso, Inc. ("TST"), a manufacturer and distributor to dealers and other resellers of paper and film products for commercial and home use in domestic and international markets, Hotsheet.com, Inc., the owner and operator of the Hotsheet.com web portal, and Alexa Springs, Inc. a natural spring water bottler. Currently, TST has one wholly owned subsidiary, TST/Impreso of California, Inc., which was formed to support the activities of the paper converting segment of the Company's business. For the years ended August 31, 2004, 2003 and 2002, net sales of Hotsheet.com, Inc. amounted to $138,239, $158,755 and $122,629, respectively. Alexa Springs, Inc. ("Alexa") did not generate sales in Fiscal 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements include Impreso, Inc. and the accounts of its wholly owned subsidiaries. All significant intercompany accounts and transactions with its consolidated subsidiaries have been eliminated.

Use of Estimates and Concentration of Credit

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TST sells its paper and film products to dealers and resellers for commercial and home use. TST reviews all existing customers' financial condition periodically and monitors average days outstanding in accounts receivable. Receivables are generally due 30 days from the date of sale.

One TST customer accounted for approximately 30%, 22%, and 20% of gross sales, and 34%, 26% and 16% of accounts receivable for the years ended August 31, 2004, 2003 and 2002, respectively. Another customer represented approximately 5%, 8% and 11% of gross sales and 3%, 15% and 9% of accounts receivable as of and for the years ended August 31, 2004, 2003 and 2002, respectively. Beginning in August 2004, a major customer substantially decreased purchasing certain products The reduction of future sales to this customer is expected to approximate $20 million annually. Management believes that this reduction in sales may materially adversely affect our financial position, results of operations and cash flows in Fiscal 2005.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents...

Accounts Receivable (doubtful accounts) Reserves

The Company provides for losses on accounts receivable based upon their current status, historical experience and management's evaluation of existing economic conditions. Significant changes in customer profitability or general economic conditions may have a significant effect on the Company's allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis, or market, and include material, labor and factory overhead.

Reserves for slow moving, obsolete products, or bad (damaged) products are based on historical experience, acquisition activities, and analysis of inventory on hand. The Company evaluates, and, if necessary, adjusts reserves quarterly.

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition or construction cost. Expenditures for maintenance, repairs and improvements that do not extend the useful lives of assets are charged to appropriate expense accounts in the year incurred. Upon disposition of an asset, cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of operations. Depreciation is computed on the straight-line basis using the estimated useful lives of the respective assets, five years for furniture and fixtures, seven years for equipment and thirty years for buildings.

Revenue Recognition

TST's sales are recorded when products are shipped to customers. TST is reasonably assured that its sales are collectible upon shipment due to its credit policies and collection methods. For those accounts TST is not reasonably assured of collection, the Company reserves against doubtful accounts based upon historical experience and management's evaluation of existing economic conditions.

Hotsheet.com, Inc. generates its revenue by click through fee advertising revenues and commissions earned. Click through fees are generated when traffic is sent from the Hotsheet.com website, via a link, to a vendors website. Commissions are generated when the linked traffic makes purchases. The revenue is recognized upon receipt.

As of the year ended August 31, 2004, Alexa Springs, Inc. had not generated sales.

Commissions and Rebates

The Company reserves commissions and rebates paid to certain customers based on specific contractual agreements. These reserves are calculated based upon sales by customer, and adjusted monthly to reflect increases and decreases in each customer's sales and payments of commissions and rebates.

The 2003 and 2002 consolidated financial statements reflect the reclassification of customer rebates to sales from cost of sales in the amount of $3,237,913 and $3,540,465, respectively. The 2003 and 2002 consolidated financial statements reflect the reclassification of sales commissions and advertising discounts to selling, general and administrative expenses from cost of sales in the amount of $1,085,068 and $1,526,306, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising costs were approximately $2.2 million, $1.8 million and $2.3 million for the years ended August 31, 2004, 2003 and 2002, respectively, and are included in selling, general and administrative expenses in the accompanying consolidated financial statements.

Other Expense (Income), Net

Other expense, net, consists primarily of gain on sale of assets, billboard lease income at the Itasca, Illinois facility, minority interest expense and expenses associated with the sale of the California buildings.

Litigation Settlement

In a United States class action lawsuit involving international and domestic manufacturers' attempt to fix jumbo roll thermal facsimile paper prices in the United States, Impreso, Inc. was awarded over $1 million in November 2001. The plaintiff class settled with the defendants for over $16 million. Impreso, Inc. did not participate in the ongoing litigation, but was awarded over $1 million as its share of the settlement by the courts. The award was reported as other income in the first quarter of the Fiscal year 2002.

Cash Flow Information

Cash paid for interest during fiscal years 2004, 2003 and 2002 was $1.1 million, $1.8 million and $1.7 million, respectively.

Cash paid for income taxes during fiscal years 2004, 2003 and 2002 was $1,010,639, $801,377 and $1,224,802 respectively.

Stock Based Compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires entities to measure compensation costs related to awards of stock-based compensation using either the fair value method or the intrinsic value method. Under the fair value method, compensation expense is measured as of the grant date based on the fair value of the award. Under the intrinsic value method, compensation is equal to the excess, if any, of the quoted market price of the stock at the grant date over the amount the employee must pay to acquire the stock. Entities electing to measure compensation costs using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair value method had been applied.

The Company accounts for the Incentive Stock Option Plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

August 31		2004	2003	2002
Net Earnings				
	As reported	$ 1,013,595	$ 617,831	$ 1,676,442
	Pro forma	1,009,095	575,831	1,592,442
Stock-based employee				
Compensation Expense, Net of Tax				
	As reported	---	---	---
	Pro forma	4,500	42,000	84,000
Net Earnings per Common and				
Common equivalent share:				
	Basic – As reported	0.19	0.12	0.32
	Diluted - As reported	0.19	0.12	0.32
	Basic – Pro forma	0.19	0.11	0.29
	Diluted - Pro forma	$ 0.19	$ 0.11	$ 0.29

In determining the pro forma stock compensation expense, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in Fiscal 2004, 2003 and 2002, respectively: expected volatility of 70.5%, 80% and 86.2%; risk-free interest rate of 3.10%, 5.23% and 4.32% ; expected lives of five years; and no expected dividends.

Net Income Per Share

Basic net income per share is based on the weighted-average number of common shares outstanding. Common share equivalents have not been included in the computation of diluted net income per share to the extent that they are anti-dilutive. Excluded from the computation of diluted net income per share are options to purchase 324,700, 377,200 and 379,400 shares of common stock as of August 31, 2004, 2003 and 2002, respectively. These options were excluded because the option exercise price was greater than the average market price of the common stock. Dilutive common share equivalents did not have a material effect on the income per share calculation.

Disclosures about Fair Value of Financial Instruments

In accordance with SFAS No.107, "Disclosures About Fair Value of Financial Instruments," the following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, accounts receivable, investments, accounts payable and long-term debt - the carrying amount approximates fair value.

New Financial Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 requires long-lived assets be measured at the lower of selling amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 became effective for consolidated financial statements issued for financial years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment to SFAS No. 123". This statement provides alternative methods of transition for companies that elect to voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company currently does not intend to change to the fair value based method of accounting for stock-based compensation, but will adhere to the disclosure requirements of the Statement. The Company adopted the disclosure requirements for the third quarter of Fiscal 2003.

In January 2003, the FASB issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities," an Interpretation of ARB 51, which expands upon and strengthens existing accounting guidance concerning when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity ("VIE") does not share economic risk and reward through typical equity ownership arrangements; instead, contractual or other relationships distribute economic risks and rewards among equity holders and other parties. Once an entity is determined to be a VIE, the party with the controlling financial interest, the primary beneficiary, is required to consolidate it. FIN 46 also requires disclosures about VIEs that the Company is not required to consolidate but in which it has a significant variable interest. The adoption of this statement did not have a material impact on the Company's consolidated financial statement.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have any impact on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures in its balance sheet certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability (or an asset in some circumstances). SFAS 150 is effective for financial statements entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have any impact on the Company's consolidated financial position and results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. INVENTORIES:

Inventories consisted of the following:

	August 31,	
	2004	2003
Finished goods	$11,920,405	$15,409,606
Raw materials	9,866,736	12,345,769
Supplies	1,047,748	1,008,103
Work-in-process	117,396	86,731
Allowance for obsolete inventory	(308,727)	(388,118)
Total	$22,643,558	$28,462,091

4. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment are comprised of the following:

	August 31 2004	August 31 2003
Buildings and equipment	$27,100,375	$25,730,786
Furniture, fixtures and other	2,316,928	2,299,338
	29,417,303	28,030,124
Less-Accumulated depreciation	(14,295,714)	(13,196,099)
Net property, plant and equipment	$15,121,589	$14,834,025

5. LONG-TERM DEBT AND LINE OF CREDIT:

The following is a summary of long-term debt and line of credit:	August 31, 2004	August 31, 2003
Line of Credit with a commercial financial corporation under revolving credit line, maturing November 2005, secured by inventories, trade accounts receivable, equipment, and goodwill associated with TST's trademark "IMPRESO" (no value on financial statements), interest payable monthly at prime plus the applicable prime rate margin (4.25 % and 0%, respectively, as of August 31, 2004), and interest payable monthly since July 3, 2003, on $12,000,000 at LIBOR plus 2.75% (3.86 % as of August 31, 2003), balance at prime plus .25% (4.25 % as of August 31, 2003).	$6,851,479	$14,355,445
Note payable to a commercial financial corporation, secured by real property, payable in monthly installments of $15,151 (including interest) at 7.75%, or 4.5% above the 11th District cost of funds rate, whichever is greater; note paid in full as of August 31, 2004.	---	1,638,448
Note payable to a commercial financial corporation, secured by real property and equipment, payable in monthly installments of $4,457 (including interest at 8.50%), maturing November 2008.	222,039	257,641
Note payable to a commercial financial corporation, secured by real property and equipment, payable in monthly installments of $10,843 (including interest at 8.50%), maturing July 2010. Revolving lender's blanket lien subordinated to note's collateral.	599,536	682,876
Note payable to a commercial financial corporation, secured by real property, payable in monthly installments of $2,834 (including interest at 5.5%), maturing October 2010.	175,978	199,531
Notes payable to various commercial financial corporations, secured by equipment, interest rates ranging from 5.25 % to 13.8 %, maturing at various dates from September 2003 through July 2008.	140,069	308,323
Notes payable to a commercial financial corporation, secured by real property and a personal guarantee by the trustee of a trust which is a principal stockholder of the Company, payable in monthly installments of $21,407 (including interest at 8%), maturing March 2011.	1,944,381	2,041,453
Acquisition note payable, unsecured, payable in quarterly installments of $15,000 (including interest at 8%), maturing April 2006. (See Second Paragraph, Footnote 8)	225,000	225,000

Acquisition note payable, secured by equipment, payable in monthly installments of $16,024, no interest, matured May 2003. (See Second Paragraph, Footnote 8)	352,145	352,145
Note payable to a commercial financial corporation, secured by real property and a personal guarantee by the trustee of a trust which is a principal stockholder of the Company, payable in monthly installments of $22,827 (including a fixed schedule for interest, 6% at August 31, 2004), maturing April 2007. On September 22, 2004, this note was combined with the construction note, in which the personal guarantee was relinquished by the lender.	3,085,043	3,135,614
Note payable to a commercial financial corporation, secured by equipment, payable in monthly installments of $17,857 including interest at a variable rate equal to 30 day LIBOR plus 350 basis points, (4.5% at August 31, 2004), maturing February 2009.	982,143	1,196,429
Acquisition notes payable, unsecured, payable in monthly installments of $16,666, maturing February 2007.	476,905	648,556
Construction note payable to a commercial financial corporation, secured by real property, payable in monthly installments of interest only, at 6 %, consolidated into new loan executed September 22, 2004, combined with balance of existing mortgage on the real property. Interest on the new combined loan will be prime plus 1.125%, capped at 7.5%, maturing 5 years from date of execution.	1,375,059	---
Prepetition-		
Note payable to a commercial financial corporation, secured by real property and equipment and a personal guarantee by the trustee of a trust which is a principal stockholder of the Company, payable in monthly installments of $1,461 (including interest at 4%), maturing April 2008.	229,073	237,234
Total	16,658,850	25,278,694
Less Current Maturities	(8,266,933)	(15,706,760)
Long-Term Debt	$8,391,917	$9,571,934

Prepetition amount listed above represents the renegotiated amounts and terms under the 1993 plan of reorganization.

In April 2004, TST amended its revolving line of credit to decrease the line from $25 million to $10 million. The amended revolving credit line is limited to the lesser of $10 million or a percentage of eligible trade accounts receivable and inventories, as defined. The remaining availability under the revolving credit line was $3.2 million as of August 31, 2004.

The line of credit, as amended, has a restrictive covenant requiring the maintenance of a minimum tangible net worth, as defined in the agreement. One of the notes payable contains restrictive covenants on current and debt to worth ratio, and the payment of cash dividends. As of August 31, 2004, the Company was in compliance with all covenants. Future maturities of long-term debt, which includes borrowings under the line of credit, at August 31, 2004, are as follows:

2005	$ 8,266,933
2006	903,554
2007	787,846
2008	880,033
2009	726,673
Thereafter	5,093,811
	$16,658,850

The aggregate fair value of the above notes, based on an average borrowing rate of the company as of August 31, 2004 was $17,249,965 as compared with its carrying value of $16,658,850.

6. ACQUISITION:

On March 19, 2002, the Company, through its main operating subsidiary TST/Impreso, Inc., acquired substantially all of the operating assets of the United Computer Supplies, Inc. and United Computer Supplies-East, Inc., a forms manufacturer, for an aggregate acquisition cost of $4.5 million. The acquisition cost consists of $3.6 million paid in cash and $900,000 notes payable to sellers. The acquisition was accounted for under the purchase method. There was no excess consideration paid over the estimated fair value of tangible net assets acquired. The Company's consolidated financial statements have incorporated United's operating results from the effective date of the acquisition (March 19, 2002). The following unaudited pro forma financial information combines the results of operations of the Company and United as if the acquisition had taken place as of September 1, 2000. These results are not intended to be a projection of future results.

	Twelve Months Ended August 31, 2002
Net Sales	$141,151,266
Net Income	457,332
Net Income per share - Basic and Diluted	$ .09

In addition, on April 19, 2002, the manufacturing facility was purchased for $4.1 million.

7. TST'S EQUIPMENT LEASE AGREEMENTS:

TST is obligated under operating leases, which expire at various dates through 2017. Rental expenses under these operating leases were $955,966, $461,946 and $263,313 for the years ended August 31, 2004, 2003 and 2002, respectively. These expenses do not include the in-out public warehouse charges, which are assessed on each box or pallet as it is brought into and out of the warehouse. Future annual minimum lease payments as of August 31, 2004, are as follows:

2005	$1,191,222
2006	1,164,858
2007	1,159,646

2008	1,143,980
2009	1,031,344
Thereafter	6,306,681
	$ 11,997,731

In April 2004, the company sold its facility in Fontana, California to an unrelated party as part of a sales-leaseback transaction. The transaction has been accounted for as a sale, although the gain associated with the sale has been deferred in accordance with sales-leaseback accounting and is being amortized over 60 months, which represents the life of the related lease agreement.

8. COMMITMENTS AND CONTINGENCIES:

Legal-

On September 18, 2002, TST filed a lawsuit against a vendor in the United States District Court for the Northern District of Texas - Dallas Division. TST's general claim is that the vendor breached a Distributor Agreement entered into with TST in several material respects, including the vendor's late delivery of paper products, the vendor's delivery of defective product, and the vendor's failure to properly credit TST's accounts based upon these and other alleged breaches. The vendor responded to TST's demand for arbitration by generally denying TST's claims and asserting a counterclaim seeking to recover disputed accounts receivable and damages related to TST's alleged interference with the vendor's relationship with its lender. The Trial is set for March 2005.

TST is a defendant in a suit filed in Fiscal 2003 for the collection of sums due under two promissory notes. The liability of $577,145 is included on the Company's balance sheet as long term debt. TST recently prevailed in its motion to stay the adversary proceeding and to compel arbitration in Dallas, Texas under the terms of the parties purchase agreement. TST asserts that liability does not exist because of fraud and contractual breaches in connection with the agreements.

On January 14, 2004, the Company filed suit against two vendors of products claiming breach of UCC warranties for selling to TST/Impreso, Inc. patent infringing goods. On November 17, 2004, the Defendants agreed to pay TST an approximate $47,000 settlement.

On November 5, 2003, the Company discovered the Company's payroll administrator was fraudulently diverting Company funds into her personal bank accounts. The investigation revealed a loss of approximately $627,000 over a period starting in September 2000 until October 2003. In November 2004, the Company and the current insurer executed a settlement for $253,000, without waiving each party's rights to proceed to suit or defend on the balance of the Company's losses. Management believes recent legal developments could be persuasive in litigating different interpretations of defined terms within the policy, and therefore recovering up to $500,000 of the Company's claim as filed with the Insurer. On November 19, 2004, the employee was sentenced to prison, ordered to immediately remit to the Company $70,000 of known funds held in her name, and to pay restitution in full.

In December 2003, TST/Impreso, Inc. entered into a settlement agreement with a customer due to a dispute concerning catalog fees. The settlement requires TST to issue a credit memo to the customer for the purchase of products in the amounts of $50,000, $25,000 and $25,000 on December 31, 2004, June 30, 2005, and December 31, 2005, respectively. These amounts are included in the accrued liabilities.

In April 2004, TST filed a lawsuit in the 68th judicial district of Dallas County against two former outside sales representatives and a competitor, alleging breach of fiduciary duty, tortious interference with existing and prospective business relations, and civil conspiracy. The lawsuit seeks to enforce the duties of loyalty owed to TST by its sales agents, and also protect TST from any unfair business practices of TST's competitors. The competitor filed a counter claim alleging business disparagement and tortious interference with existing and prospective business relations. The parties to the litigation are actively conducting discovery.

On July 9, 2004, TST received a Preference Claim demand from the Trustee of the estate a former customer in the amount of $1.2 million. No suit has been filed to date. This demand is a gross preference demand and the Company believes subsequent to a full preference analysis and the Company's utilization of various defenses, any liability should be lowered to a materially reduced amount.

The Company's Corporate Income Tax Returns for the fiscal years ending August 31, 2001, 2002, and 2003, are currently under examination by the Internal Revenue Service ("IRS"). The IRS has proposed adjustments to the fiscal years under examination, and the matter has been sent to the Appeals Division of the IRS. The Company does not believe that the proposed adjustments will be upheld by the Appeals Division.

TST's Significant Contracts-

In April 1997, TST entered into a non-exclusive Trademark Licensing Agreement with International Business Machines Corporation ("IBM") to manufacture and distribute certain selected products carrying the IBM logo. In March 1999, the Company extended its agreement with IBM from a four year contract with two one-year automatic renewals, to a six year contract with two one-year automatic renewals. In September 2003, the agreement was extended until April 2007. TST is required to pay participation fees based upon a percentage of net profits of these products (as defined by the agreement) and maintain certain sales volumes and quality standards as required by the agreement. The agreement may be canceled by either party upon 120 days written notice. On December 1, 2004 TST and IBM terminated the Trademark Licensing Agreement.

In February 2002, TST entered into a trademark licensing agreement with Binney & Smith Properties, Inc., the owner of the Crayola trademark. The agreement provides for TST to manufacture and distribute a select line of Crayola® imaging products such as Laser and Ink Jet paper, card stock, post cards, magnets, and t-shirt transfers within the United States, Canada and Mexico through specified channels of distribution. The original agreement expired on February 28, 2004, and was amended to extend through December 31, 2004.

9. INCOME TAXES:

The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires among other things, an asset and liability approach for financial accounting and reporting of income taxes. Significant components of deferred income taxes at August 31, 2004 and 2003, were as follows:

	2004	2003
Deferred income tax assets-Current:		
Allowance for doubtful accounts receivable	$452,126	$252,366
Allowance for obsolete inventory	123,491	155,247
Accrued vacation	140,000	158,200
Other	21,193	9,111
Deferred income tax assets-noncurrent:		
Deferred gain on sale of building	318,718	---
Deferred income tax liability-long term:		
Tax over book depreciation and amortization	(998,730)	(1,021,357)
Net deferred income tax assets (liabilities)	$56,798	($446,433)

The Company's effective tax rate was different than the statutory federal income tax rate for the years ended August 31, 2004, 2003 and 2002, as follows:

	2004	2003	2002
Federal income taxes at statutory rate (34%)	$573,976	$346,097	$ 941,590
State taxes, net of federal income tax benefit	102,295	72,600	73,830
Tax effect of nondeductible items	14,907	19,260	46,326
Other	(16,607)	(37,856)	(8,350)
Income tax expense	$674,571	$400,101	$1,053,396

10. RELATED PARTIES:

The Sorokwasz Irrevocable Trust, whose trustee is Marshall Sorokwasz, the President of the Company, and the Senior Vice President of the Company own 44.2% and 14.9% of the outstanding shares of common stock as of August 31, 2004 and 2003.

A company controlled by the spouse of the Company's President serves as both a customer of and vendor to the Company. Sales to this related company were $751,216, $802,784 and $1,183,902 for the years ended August 31, 2004, 2003, and 2002 respectively. Purchases from the related company totaled $315,808, $265,749 and $419,568 for the years ended August 31, 2004, 2003 and 2002, respectively. In the opinion of management, these transactions were consummated on terms equivalent to those that would prevail in arms-length transactions. Accounts receivable balances as of year end related to this company were $64,071, $76,914 and $80,778 for 2004, 2003 and 2002, respectively. For the years ended 2004, 2003 and 2002, the accounts payable balances to the related company were $6,552, $ 7,531 and $7,251, respectively.

During Fiscal 2004, the Alexa subsidiary negotiated a real estate lease and water supply agreement with a related party entity, Alexa Springs Water Company, a company owned by the President and Senior Vice President. Subsequent to August 31, 2004, the agreements were finalized, on November 3, 2004, the Board authorized the President of Alexa to execute the agreements with an effective date of December 1, 2004.

Under the ten year water supply contract executed by Alexa with Alexa Springs Water Company on December 1, 2004, Alexa must purchase all of the production of the springs. Alexa also executed a ten year lease that runs concurrently with the water supply agreement on the land and buildings, approximately 34,200 square feet, which house the springs. Both of these agreements have an automatic renewal of second ten year terms if not terminated in accordance with the agreements.

11. STOCK OPTIONS:

The Company sponsors a stock option plan (the "Plan") for certain employees and directors of the Company. There are 400,000 shares of common stock reserved for grants of options under the Plan. Options are granted at the sole discretion of the Stock Option Committee of the Board of Directors of the Company. The outstanding options generally vest ratably at various dates through 2014 at an exercise price of not less than the fair market value at the grant date. The options expire 10 years after the grant date.

In addition, the Company granted outside of the Plan 196,000 options to employees between the fiscal years ended August 31, 1999-2001. These options vested ratably over two years at various dates through 2003 at an exercise price of not less than fair market value at the grant date. These options expire five years after the grant date.

The following tables summarize information about stock options outstanding as of August 31, 2004.

Options Outstanding

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercisable Price Per Share
$1.70-2.20	97,000	2.2	$ 1.74
$2.70-3.63	81,000	1.9	$ 3.00
$5.38-6.75	231,200	1.2	$ 5.96
$8.38-10.38	9,500	2.7	$ 9.88
$12.75-12.75	3,000	2.7	$ 12.75
Total	421,700		$4.56

Options Exercisable

Range of Exercise Prices	Number Exercisable	Weighted Average Exercisable Price Per Share
$1.70-2.20	93,500	$1.73
$2.70-3.63	79,000	$3.01
$5.38-6.75	231,200	$5.96
$8.38-10.38	9,500	$9.88
$12.75-12.75	3,000	$12.75
Total	416,200	$4.59

The fair value of options granted during the years ended August 31, 2004, 2003 and 2002, calculated using the Black-Scholes option-pricing model, was approximately $4,000 ($1.39 per share) $10,500 ($1.42 per share), and $6,500 ($ 2.35 per share), respectively. Exercisable options total 416,200, 457,700, and 383,650 shares as of August 31, 2004, 2003 and 2002, respectively. These options are exercisable at a weighted-average exercise price of $4.59, $4.52, and $5.03, for the years ended August 31, 2004, 2003 and 2002, respectively.

The following table summarizes stock option activity:

	Granted	Available for Grant	Weighted Average Price
August 31, 2001	470,400	75,550	$4.57
Canceled	(6,000)	6,000	$5.50
Granted	3,000	(3,000)	$3.35
August 31, 2002	467,400	78,550	$4.55
Canceled	(8,200)	8,200	$6.00
Granted	8,000	(3,000)	$2.17
August 31, 2003	467,200	83,750	$4.48
Canceled	(49,000)	13,500	$3.69
Granted	3,000	(3,000)	$2.70
August 31, 2004	421,200	94,250	$4.55

12. EMPLOYEE 401(k) PLAN:

TST has an employee 401(k) plan (the "Plan") administered by a national brokerage firm.

Administrative fees associated with the Plan are funded by the Plan. TST's contribution is discretionary. In Fiscal 2004, TST did not match participating employees' contributions to their Plan accounts for the entire year. Contributions by TST were $2,951, $35,176 and $32,319 for the years ended August 31, 2004, 2003 and 2002, respectively.

13. NON-CASH ACTIVITY:

During 2002, the Company financed the purchase of a building by issuing debt in the amount of $3,200,000.

During 2004, the Company financed leasehold improvements by issuing debt in the amount of $1,395,411.

14. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following tabulation presents selected results of operations for the years ended August 31, 2004 and 2003:

	Quarters Ended			
	November 30	February 29	May 31	August 31
2004				
Net Sales	$26,959,403	$25,460,177	$25,475,574	$26,094,075
Gross Profit	3,679,902	3,326,886	3,516,017	3,182,642
Net Income	482,216	262,240	348,051	(78,912)
Basic and Diluted Earnings per Share	$0.09	$0.05	$0.07	$(0.02)
2003				
Net Sales	$30,872,774	$30,744,727	$27,915,296	$27,690,160
Gross Profit	3,569,427	3,475,649	3,569,313	3,175,999
Net Income	304,620	216,395	324,515	(227,699)
Basic and Diluted Earnings per Share	$0.06	$0.04	$0.06	$(0.04)

In the quarter ended May 31, 2003, the company wrote off $229,000 of a $458,000 bad debt expense due to the Chapter 11 bankruptcy of a large customer in that quarter. In the quarter ended August 31, 2003, the Company wrote off the balance of the receivable due in the amount of $229,000, based upon the uncertainty of the customer's ability to operate out of the Chapter 11.

15. SUBSEQUENT EVENT:

On October 26, 2004, Alexa executed a $1.9 million equipment sale-leaseback agreement with a commercial financial institution. The leased equipment included a majority of the water bottling equipment located in our Mt. Ida, Arkansas plant.

INDEX TO FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTAL INFORMATION

To the Stockholders of Impreso, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Impreso, Inc. and subsidiaries as of August 31, 2004, which are included in this Form 10-K and have issued our report thereon dated October 22, 2004, except for Notes 8 and 10, as to which the date is December 1, 2004, and Note 15, as to which the date is October 26, 2004. Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole of Impreso, Inc. and subsidiaries as of August 31, 2004 and 2003, and for each of the three years in the period ended August 31, 2004. The 2004, 2003 and 2002 information listed in the index to consolidated financial statement schedules is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic 2004, 2003 and 2002 consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Blackman Kallick Bartelstein, LLP

Blackman Kallick Bartelstein, LLP
Chicago, Illinois
October 22, 2004, except for Notes 8 and 10, as to which the date is December 1, 2004, and Note 15, as to which the date is October 26, 2004.

IMPRESO, INC. AND SUBSIDIARIES (a)

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED AUGUST 31, 2004, 2003, AND 2002

	Balance at Beginning of Period	Additions Charged to Income	Additions Charged to other Accounts	Deductions	Balance at End of Period
August 31, 2004:					
Allowance for doubtful accounts	$ 630,916	$ 753,774	$ ---	$ (254,375)(b)	$1,130,315
Inventory Reserves	388,118	---	---	79,391	308,727
Total reserves and allowances	$ 630,916	$ 753,774	$ ---	$ (254,375)	$1,130,315
August 31, 2003:					
Allowance for doubtful accounts	$ 515,010	$ 684,459	$ ---	$ (568,553 (b)	$ 630,916
Inventory Reserves	753,715	191,581	---	(557,178)	388,118
Total reserves and allowances	$ 1,268,725	$ 876,040	$ ---	$ (1,125,731)	$ 1,019,03
August 31, 2002:					
Allowance for doubtful accounts	$ 342,780	$ 258,100	$ ---	$ (85,870 (b)	515,010
Inventory Reserves	363,064	390,651	---	---	753715
Total reserves and allowances	$ 705844	$ 648,751	$ ---	$ (85,870)	$ 1,268,72

(a) This schedule should be read in conjunction with the Company's audited consolidated financial statements and related notes thereto.

(b) Write-off of uncollectible receivables.

OFFICERS

Marshall D. Sorokwasz
President, Treasurer and Chief Executive Officer

Richard D. Bloom
Senior Vice President of Operations

Donald E. Jett
Secretary

Susan M. Atkins
Vice President of Finance and Chief Financial Officer

John L. Graves
Vice President of Manufacturing

Jeffery W. Boren
Vice President of Sales and Marketing

Dwight E. Staubs
Vice President

BOARD OF DIRECTORS

Marshall D. Sorokwasz
Chairman of the Board, President, Treasurer and Chief Executive Officer

Richard D. Bloom
Senior Vice President of Operations

Donald E. Jett
Secretary

Ian Ratner
Director

Robert F. Troisio
Director

Jay W. Ungerman
Director

REGISTRAR & TRANSFER AGENT

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
(212) 936-5100

INDEPENDENT AUDITORS

Blackman Kallick Bartelstein, LLP
300 S. Riverside Plaza
Chicago, IL 60606
(312) 980-2920

ANNUAL MEETING

Annual Meeting of Stockholders will be held at:

Impreso, Inc.
Corporate Headquarters
652 Southwestern Blvd.
Coppell, TX 75019

Tuesday, January 25, 2005 at 4:00 p.m. CST

COMMON STOCK

The Company's Common Stock trades on the Nasdaq SmallCap Market tier of the Nasdaq℠ Stock Market under the symbol ZCOM.

WEBSITE ADDRESSES

www.impreso.com
www.tstimpreso.com
www.hotsheet.com